Maslon Edelman Borman & Brand, LLP 3300 Wells Fargo Centre 90 South Seventh Street Minneapolis, Minnesota 55402
November 6, 2006	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com
Via Facsimile and Federal Express

United States Securities & Exchange Commission
Attention: Michael Clampitt
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Hydrogen Power, Inc. (f/k/a Hydrogen Power International, Inc., and Equitex, Inc.) (the “Company”)

Amendment No. 1 to Form S-1

File No. 333-134155

Filed August 11, 2006

Dear Mr. Clampitt:

This letter responds on behalf of the Company to the comment letter from the Commission dated August 31, 2006 with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with Amendment No. 2 to Form S-1 (the “Amended Registration Statement”). For your convenience, we are also sending you two clean copies of the Amended Registration Statement, and two copies marked to show our changes from the filing made on August 11, 2006.

Prospectus Cover Page

1.	Revise the disclosure to clarify the sellers will be selling “at the market” or at other negotiated prices.

Please see the prospectus cover page of the Amended Registration Statement, which we have revised to include disclosure that the selling securityholders will be selling at the market or at other negotiated prices.

Selling Securityholders, page 18

2.
With regard to the sellers, “Global Hydro Fuel Technology, Inc.”, “Dil Gujral”, “Aton Select Fund Limited”, and “FastFunds Financial Corp.”, it appears to the staff that they are affiliates of the company and therefore, unable to sell in an “at the market” offering. See Rule 415(a)(4) of Regulation C. In this regard, revise to remove them from the selling shareholder listing or provide the staff with a legal analysis as to why they should not be deemed affiliates.

Mr. Michael Clampitt
November 6, 2006

Because FastFunds Financial Corp. is majority-owned by and a consolidated subsidiary of the Company, we have removed it from the selling securityholder table in the Amended Registration Statement. See Rule 415(a)(1)(i). Nevertheless, the Company believes that the affiliate status of Aton Select Fund Limited (“Aton”), Dil Gujral (“Gujral”) and Global Hydro Fuel Technology, Inc. (“GHTI”) should not lead the staff to conclude that the shares offered by such persons are being offered “by or on behalf of the registrant” under Rule 415.

In this regard, the Company notes the following in support of its position:

•	None of Aton, Gujral or GHTI are offering or selling their respective securities pursuant to any arrangement or understanding involving the Company

•	Aton, Gujral and GHTI will each receive all of the proceeds from any sales of their securities pursuant to the registration statement

•	None of Aton, Gujral or GHTI are in the business of underwriting securities

•
Aton acquired the securities included in the Amended Registration Statement (common stock issuable upon exercise of warrants) in the Merger, which was a cashless arms-length and negotiated transaction, and in exchange for the cancellation of previously held warrants to purchase common shares of Hydrogen Power, Inc. Dispositive power over the included securities is held by Mr. Werner Keicher, a director of Aton. Mr. Keicher is not affiliated with the Company or its subsidiaries, or related to any affiliates of the Company or its subsidiaries. That is, the Company is unaware of any securities of the Company that Mr. Keicher holds, and Mr. Keicher is neither a director, officer, or consultant of the Company and is otherwise uninvolved with the management and operations of the Company. Finally, we note that the securities are being included in the subject registration statement due to contractual obligations of Company pursuant to the Agreement and Plan of Merger and Reorganization (relating to the Merger), dated September 13, 2005, as amended.

•
Gujral acquired the securities included in the Amended Registration Statement in the Merger, which was a cashless arms-length and negotiated transaction. Dispositive power over the included securities is held by Mr. Gujral himself. Mr. Gujral is not affiliated with the Company or its subsidiaries, or related to any affiliates of the Company or its subsidiaries. In this regard, we note the Ricky Gujral, formerly the Chief Executive Officer of the Company’s subsidiary, no longer serves in that capacity since the Company’s short-form merger with that former subsidiary (effected on September 25, 2006), and she is no longer an affiliate of the Company. Mr. Gujral is neither a director, officer, or consultant of the Company and is otherwise uninvolved with the management and operations of the Company.  Finally, we note that the securities are being included in the subject registration statement due to contractual obligations of Company pursuant to the Agreement and Plan of Merger and Reorganization (relating to the Merger), dated September 13, 2005, as amended.

Mr. Michael Clampitt
November 6, 2006

•
GHTI acquired the securities included in the Amended Registration Statement in the Merger, which was a cashless arms-length and negotiated transaction. Dispositive power over the included securities is held by Gujral, an officer and director of GHTI. Neither GHTI nor Gujral (as indicated above) is affiliated with the Company or its subsidiaries, or related to any affiliates of the Company or its subsidiaries. GHTI is uninvolved with the management and operations of the Company. Finally, we note that the securities are being included in the subject registration statement due to contractual obligations of Company pursuant to the Agreement and Plan of Merger and Reorganization (relating to the Merger), dated September 13, 2005, as amended.

Closing Comments

In response to your closing comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company expects to reiterate these acknowledgements upon its submission of an acceleration request relative to the subject filing.

* * * *

Please do not hesitate to contact me at (612) 672-8305 or William M. Mower at (612) 672-8358, with any questions concerning the responses included in this letter on behalf of the Company.

Sincerely, /s/ Paul D. Chestovich Paul D. Chestovich

PDC:ck
cc:	Henry Fong
Tom Olson
William M. Mower, P.A.